Exhibit 99.1

Use of Non-GAAP Financial Measures

In addition to financial information prepared in accordance with U.S. GAAP, this document also contains certain non-GAAP financial measures based on management’s view of performance including:

•	Adjusted net income

•	Adjusted earnings per share

Management uses such measures internally for planning and forecasting purposes and to measure the performance of the Company. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. When preparing these supplemental non-GAAP financial measures we typically exclude certain GAAP items that management does not consider to be normal, recurring cash operating expenses but that may not meet the definition of unusual or non-recurring items. Other companies may define these measures in different ways. The following categories of items are excluded from adjusted financial results:

Acquisition and Divestiture-Related Costs: We exclude the impact of certain amounts recorded in connection with business combinations and divestitures from our adjusted financial results that are either non-cash or not normal, recurring operating expenses due to their nature, variability of amounts, and lack of predictability as to occurrence and/or timing. These amounts may include non-cash items such as the amortization of acquired intangible assets, amortization of purchase accounting adjustments to inventories, intangible asset impairment charges and expense or income related to changes in the estimated fair value measurement of contingent consideration and success payments. We also exclude transaction and certain other cash costs associated with business acquisitions and divestitures that are not normal, recurring operating expenses, including severance costs which are not part of a formal restructuring program.

Share-Based Compensation Expense: We exclude share-based compensation from our adjusted financial results because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued.

Collaboration-Related Upfront Expenses: We exclude collaboration-related upfront expenses from our adjusted financial results because we do not consider them to be normal, recurring operating expenses due to their nature, variability of amounts, and lack of predictability as to occurrence and/or timing. Upfront payments to collaboration partners are made at the commencement of a relationship anticipated to continue for a multi-year period and provide us with intellectual property rights, option rights and other rights with respect to particular programs. The variability of amounts and lack of predictability of collaboration-related upfront expenses makes the identification of trends in our ongoing research and development activities more difficult. We believe the presentation of adjusted financial results excluding collaboration-related upfront expenses, provides useful and meaningful information about our ongoing research and development activities by enhancing investors’ understanding of our normal, recurring operating research and development expenses and facilitates comparisons between periods and with respect to projected performance. All expenses incurred subsequent to the initiation of the collaboration arrangement, such as research and development cost-sharing expenses/reimbursements and milestone payments up to the point of regulatory approval are considered to be normal, recurring operating expenses and are included in our adjusted financial results.

Research and Development Asset Acquisition Expense: We exclude costs associated with acquiring rights to pre-commercial compounds because we do not consider such costs to be normal, recurring operating expenses due to their nature, variability of amounts, and lack of predictability as to occurrence and/or timing. Research and development asset acquisition expenses includes expenses to acquire rights to pre-commercial compounds from a collaboration partner when there will be no further participation from the collaboration partner or other parties. The variability of amounts and lack of predictability of research and development asset acquisition expenses makes the identification of trends in our ongoing research and development activities more difficult. We believe the presentation of adjusted financial results excluding research and development asset acquisition expenses, provides useful and meaningful information about our ongoing research and development activities by enhancing investors’ understanding of our normal, recurring operating research and development expenses and facilitates comparisons between periods and with respect to projected performance.

Restructuring Costs: We exclude costs associated with restructuring initiatives from our adjusted financial results. These costs include amounts associated with facilities to be closed, employee separation costs and costs to move operations from one location to another. We do not frequently undertake restructuring initiatives and therefore do not consider such costs to be normal, recurring operating expenses.

Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring cash operating expenses from our adjusted financial results. Such items are evaluated on an individual basis based on both the quantitative and the qualitative aspect of their nature and generally represent items that, either as a result of their nature or magnitude, we would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from adjusted financial results would be: significant litigation-related loss contingency accruals and expenses to settle other disputed matters and, effective for fiscal year 2018, changes in the fair value of our equity securities upon the adoption of ASU 2016-01 (Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities).

Estimated Tax Impact From Above Adjustments: We exclude the net income tax impact of the non-tax adjustments described above from our adjusted financial results. The net income tax impact of the non-tax adjustments includes the impact on both current and deferred income taxes and is based on the taxability of the adjustment under local tax law and the statutory tax rate in the tax jurisdiction where the adjustment was incurred.

Non-Operating Tax Adjustments: We exclude the net income tax impact of certain other significant income tax items, which are not associated with our normal, recurring operations (“Non-Operating Tax Items”), from our adjusted financial results. Non-Operating Tax Items include items which may occur occasionally and are not normal, recurring operating expenses (or benefits), including adjustments related to acquisitions, divestitures, collaborations, certain adjustments to the amount of unrecognized tax benefits related to prior year tax positions, the impact of tax reform legislation commonly referred to as the Tax Cuts and Jobs Act (2017 Tax Act), and other similar items. We also exclude excess tax benefits and tax deficiencies that arise upon vesting or exercise of share-based payments recognized as income tax benefits or expenses due to their nature, variability of amounts, and lack of predictability as to occurrence and/or timing.

See the attached Reconciliation of GAAP to Adjusted (Non-GAAP) Net Income for explanations of the amounts excluded and included to arrive at the adjusted measures for the year ended December 31, 2018.

Celgene Corporation and Subsidiaries
Reconciliation of GAAP to Adjusted (Non-GAAP) Net Income
(In millions, except per share data)

		Year Ended December 31, 2018
		Reconciliation of GAAP to Adjusted (Non-GAAP) Net Income	Reconciliation of GAAP to Adjusted (Non-GAAP) Net Income for MIP

Net income - GAAP		$4,046

Before tax adjustments:
Cost of goods sold (excluding amortization of acquired intangible assets):
Share-based compensation expense	(1)	36

Research and development:
Share-based compensation expense	(1)	575
Collaboration-related upfront expense	(2)	524
Research and development asset acquisition expense	(3)	1,125
Adjustment related to clinical trial and development activity wind-down costs	(4)	(60)

Selling, general and administrative:
Share-based compensation expense	(1)	503

Amortization of acquired intangible assets	(5)	468

Acquisition related charges and restructuring, net:
Change in fair value of contingent consideration and success payments	(6)	19
Acquisition related charges	(7)	93

Other (expense) income, net:
Change in fair value of equity investments	(8)	(317)

Income tax provision:
Estimated tax impact from above adjustments	(9)	(423)
Non-operating tax adjustments	(10)	(78)
Net income - Adjusted		$6,511	$6,511

Juno Therapeutics, Inc. (Juno) adjustment	(11)		433

Share repurchases financing adjustment	(12)		93

Net income - Adjusted for Management Incentive Plan (MIP)			$7,037

Weighted average shares - Adjusted:
Basic		716.3
Diluted		733.8	733.8

Share repurchases adjustment	(13)		43.0

Weighted average shares - Adjusted for MIP:
Diluted			776.8

Net income per common share - Adjusted and Adjusted for MIP:
Basic		$9.09
Diluted		$8.87	$9.06

Explanation of adjustments:

(1)	Exclude share-based compensation expense totaling $1,114.

(2)	Exclude upfront payment expense for research and development collaboration arrangements.

(3)	Exclude research and development asset acquisition expenses.

(4)
Exclude adjustments associated with the discontinuance of GED-0301 clinical trials in Crohn's disease (Trials), including one-time charges related to wind-down costs associated with discontinuing the Trials and certain development activities.

(5)
Exclude amortization of intangible assets acquired in the acquisitions of Pharmion Corp., Gloucester Pharmaceuticals, Inc. (Gloucester), Abraxis BioScience, Inc. (Abraxis), Celgene Avilomics Research, Inc. (Avila), Quanticel Pharmaceuticals, Inc. (Quanticel) and Juno.

(6)	Exclude changes in the fair value of contingent consideration related to the acquisitions of Gloucester, Abraxis, Avila, Nogra Pharma Limited (Nogra), Quanticel and Juno (including success payments).

(7)	Exclude acquisition costs related to Juno.

(8)	Exclude changes in the fair value of equity investments upon the adoption of ASU 2016-01 (Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities).

(9)	Exclude the estimated tax impact of the above adjustments.

(10)
Exclude other non-operating tax expense items. The adjustments are to exclude the excess tax benefits related to the adoption of ASU 2016-09 (Compensation- Stock Compensation) of $22, a benefit to the provisional amounts recorded for the one-time 2017 U.S. Transition Tax and other U.S. Tax Reform impacts of a benefit of $43 and to exclude other adjustments totaling tax benefit of $13.

(11)	Exclude after-tax operational and financing dilution related to Juno.

(12)	Exclude after-tax financing dilution related to share repurchases in Note 13.

(13)	Exclude shares repurchased utilizing financing in Note 12.